UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Corvus Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

221015100

(CUSIP Number)

Elijah (“Terry”) P. Gould III

c/o Adams Street Partners

One North Wacker Drive, Suite 2200

Chicago, Illinois 60606

(312) 553-7890

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 221015100

1.	NAME OF REPORTING PERSON Adams Street Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,275,616(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,275,616 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,275,616 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Represents 236,128 shares held directly by Adams Street Venture/Growth Fund VI LP (“AS VGVI”), 694,854 shares held by Adams Street 2011 Direct Fund LP (“AS 2011”), 715,361 shares held by Adams Street 2012 Direct Fund LP (“AS 2012”), 541,133 shares held by Adams Street 2013 Direct Fund LP (“AS 2013”), 736,033 shares held by Adams Street 2014 Direct Fund LP (“AS 2014”), 69,864 shares held directly by Adams Street 2015 Direct Venture/Growth Fund LP (“AS 2015”), 67,769 shares held directly by Adams Street 2016 Direct Venture/Growth Fund LP (“AS 2016”), 87,668 shares held directly by Adams Street 2017 Direct Venture/Growth Fund LP (“AS 2017”), and 126,806 shares held directly by Adams Street 2018 Direct Venture/Growth Fund LP (“AS 2018”). Adams Street Partners, LLC, as the managing member of the general partner of the general partner of each of AS VGVI, AS 2011, AS 2012, AS 2013, AS 2014, AS 2015, AS 2016, AS 2017, and AS 2018 may be deemed to beneficially own the shares held by each of such funds. Thomas S. Bremner, Jeffrey T. Diehl, Elisha P. Gould, Robin Murray, Fred Wang and Michael R. Zappert, each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof), may be deemed to have shared voting and investment power over the shares held by these funds. Adams Street Partners, LLC and Thomas S. Bremner, Jeffrey T. Diehl, Elisha P. Gould, Robin Murray, Fred Wang and Michael R. Zappert disclaim beneficial ownership of the shares held by each of AS VGVI, AS 2011, AS 2012, AS 2013, AS 2014, AS 2015, AS 2016, AS 2017 and AS 2018 except to the extent of their pecuniary interest therein.

(2)	Based on 21,065,834 shares outstanding as of March 1, 2018.

2

CUSIP No.: 221015100

1.	NAME OF REPORTING PERSON Adams Street 2011 Direct Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 694,854
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 694,854
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 694,854
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 3.3%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 21,065,834 shares outstanding as of March 1, 2018.

3

CUSIP No.: 221015100

1.	NAME OF REPORTING PERSON Adams Street 2012 Direct Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 715,361
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 715,361
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,361
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 3.4%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 21,065,834 shares outstanding as of March 1, 2018.

4

CUSIP No.: 221015100

1.	NAME OF REPORTING PERSON Adams Street 2013 Direct Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 541,133
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 541,133
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,133
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 2.6%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 21,065,834 shares outstanding as of March 1, 2018.

5

CUSIP No.: 221015100

1.	NAME OF REPORTING PERSON Adams Street 2014 Direct Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 736,033
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 736,033
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 736,033
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 3.5%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 21,065,834 shares outstanding as of March 1, 2018.

6

CUSIP No.: 221015100

1.	NAME OF REPORTING PERSON Adams Street 2015 Direct Venture/Growth Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 69,864
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 69,864
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,864
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 21,065,834 shares outstanding as of March 1, 2018.

7

CUSIP No.: 221015100

1.	NAME OF REPORTING PERSON Adams Street 2016 Direct Venture/Growth Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 67,769
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 67,769
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,769
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 21,065,834 shares outstanding as of March 1, 2018.

8

CUSIP No.: 221015100

1.	NAME OF REPORTING PERSON Adams Street 2017 Direct Venture/Growth Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 87,668
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 87,668
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,668
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 21,065,834 shares outstanding as of March 1, 2018.

9

CUSIP No.: 221015100

1.	NAME OF REPORTING PERSON Adams Street 2018 Direct Venture/Growth Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 126,806
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 126,806
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,806
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 21,065,834 shares outstanding as of March 1, 2018.

10

CUSIP No.: 221015100

1.	NAME OF REPORTING PERSON Adams Street Venture/Growth Fund VI LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 236,128
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 236,128
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,128
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 21,065,834 shares outstanding as of March 1, 2018.

11

Introductory Note

Adams Street Partners, LLC, Adams Street 2011 Direct Fund LP, Adams Street 2012 Direct Fund LP, Adams Street 2013 Direct Fund LP and Adams Street 2014 Direct Fund LP have previously reported beneficial ownership of Common Stock (as defined in Item 1 below) in statements (including amendments thereto) on Schedule 13G. The previous statements on Schedule 13G were filed pursuant to Rule 13d-1(d) and Section 13(d)(6)(B) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The aforementioned persons, together with Adams Street 2015 Direct Venture/Growth Fund LP, Adams Street 2016 Direct Venture/Growth Fund LP, Adams Street 2017 Direct Venture/Growth Fund LP, Adams Street 2018 Direct Venture/Growth Fund LP and Adams Street Venture/Growth Fund VI LP (collectively the “Reporting Persons”) are filing this Statement on Schedule 13D because, as a result of the acquisition of Common Stock on March 12, 2018 as described in Item 3 below, the Reporting Persons have acquired beneficial ownership of more than 2% of the outstanding Common Stock during the preceding twelve months.

ITEM 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, $0.0001 par value per share (“Common Stock”), of Corvus Pharmaceuticals, Inc., a Delaware corporation (“Corvus” or “Issuer”). The address of the principal executive offices of Corvus is 863 Mitten Road, Suite 102, Burlingame, CA 94010.

ITEM 2.	Identity and Background.

(a) This Schedule 13D is being jointly filed by Adams Street Partners, LLC, Adams Street 2011 Direct Fund LP, Adams Street 2012 Direct Fund LP, Adams Street 2013 Direct Fund LP, Adams Street 2014 Direct Fund LP, Adams Street 2015 Direct Venture/Growth Fund LP, Adams Street 2016 Direct Venture/Growth Fund LP, Adams Street 2017 Direct Venture/Growth Fund LP, Adams Street 2018 Direct Venture/Growth Fund LP and Adams Street Venture/Growth Fund VI LP. Adams Street Partners, LLC is the managing member of the general partner of the general partner of each of the aforementioned funds and may be deemed to beneficially own the shares held by them.

(b) The address of the principal offices of each of the filing entities is One North Wacker Drive, Suite 2200, Chicago, Illinois, 60606.

(c) The principal occupation of each of the persons set forth on Schedule I hereto is the venture capital and growth equity investment business. The information set forth in Schedule I hereto is incorporated herein by reference. Mr. Elisha (“Terry”) P. Gould III is a director of Corvus.

(d) None of the Reporting Persons have, and to the best of each Reporting Person’s knowledge, during the last five years, each of the Reporting Persons has not, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, and to the best of each Reporting Person’s knowledge, during the last five years, each of the Reporting Persons has not, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each of the Reporting Persons is a United States citizen.

ITEM 3.	Source and Amount of Funds or Other Consideration.

On March 12, 2018, Adams Street 2015 Direct Venture/Growth Fund LP, Adams Street 2016 Direct Venture/Growth Fund LP, Adams Street 2017 Direct Venture/Growth Fund LP, Adams Street 2018 Direct Venture/Growth Fund LP and Adams Street Venture/Growth Fund VI LP purchased in aggregate 588,235 shares of Common Stock from the Issuer in a public offering for $8.50 per share.

ITEM 4.	Purpose of the Transaction.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments. Mr. Elisha Gould, who is a partner of Adams Street Partners, LLC, is a director of Corvus. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

12

ITEM 5.	Interest in Securities of the Issuer.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The Common Stock ownership information does not include options to purchase 45,000 shares of Common Stock granted to Mr. Gould for his services as a director of the Company. By agreement with Adams Street 2011 Direct Fund LP, Adams Street 2012 Direct Fund LP, Adams Street 2013 Direct Fund LP and Adams Street 2014 Direct Fund LP, Mr. Gould holds the options for the benefit of such funds. The options may be deemed to be indirectly beneficially owned by Adams Street Partners, LLC. Adams Street Partners, LLC and Thomas S. Bremner, Jeffrey T. Diehl, Elisha P. Gould, Robin Murray, Fred Wang and Michael R. Zappert, each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof), disclaim beneficial ownership of the options except to the extent of their pecuniary interest therein.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of the Reporting Persons, the general partner and limited partners of the reporting persons may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entities of which they are a partner.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons are parties to an amended and restated investors' rights agreement, dated as of September 16, 2015 by and among Corvus and the investors listed therein, pursuant to which the Reporting Persons have (i) the right to demand that the Company file a registration statement to register for resale the Common Stock owned by the Reporting Persons as long as the Reporting Persons own more than 5% of the outstanding Common Stock, and (ii) piggyback rights under which the Reporting Persons can request that shares of Common Stock owned by the Reporting Persons be covered by a registration statement that Corvus files (other than registration statements on Form S-8 and registration statements on Form S-4). A copy of the amended and restated investors' rights agreement is filed hereto as Exhibit B to this Schedule 13D and this description of the amended and restated investors’ rights agreement is qualified in its entirety by reference to Exhibit B, which exhibit is incorporated herein by reference.

Mr. Gould has entered into an indemnification agreement with Corvus under which Corvus may indemnify, to the fullest extent permitted by Delaware law, Mr. Gould for liabilities that may arise by reason of his status as a director of Corvus. A form of indemnification agreement is filed hereto as Exhibit A to this Schedule 13D, which exhibit is incorporated herein by reference.

13

ITEM 7.	Material to Be Filed as Exhibits.

EXHIBIT A	Form of Indemnification Agreement for Directors and Officers, incorporated herein by reference to Exhibit 10.4 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 1, 2018.

EXHIBIT B	Amended and Restated Investors' Rights Agreement, dated September 16, 2015, by and among Corvus Pharmaceuticals, Inc. and the investors listed therein, incorporated herein by reference to Exhibit 4.3 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 1, 2018.

EXHIBIT C	Joint Filing Agreement dated March 21, 2018 by and between the Reporting Persons.
14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2018

ADAMS STREET 2011 DIRECT FUND LP

By:	ASP 2011 Direct Management LP, its General Partner

By:	ASP 2011 Direct Management LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2012 DIRECT FUND LP

By:	ASP 2012 Direct Management LP, its General Partner

By:	ASP 2012 Direct Management LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2013 DIRECT FUND LP

By:	ASP 2013 Direct Management LP, its General Partner

By:	ASP 2013 Direct Management LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

15

ADAMS STREET 2014 DIRECT FUND LP

By:	ASP 2014 Direct Management LP, its General Partner

By:	ASP 2014 Direct Management LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2015 DIRECT VENTURE/GROWTH FUND LP

By:	ASP 2015 Direct Management LP, its General Partner

By:	ASP 2015 Direct Management LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2016 DIRECT VENTURE/GROWTH FUND LP

By:	ASP 2016 Direct Management LP, its General Partner

By:	ASP 2016 Direct Management LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2017 DIRECT VENTURE/GROWTH FUND LP

By:	ASP 2017 Direct Management LP, its General Partner

By:	ASP 2017 Direct Management LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

16

ADAMS STREET 2018 DIRECT VENTURE/GROWTH FUND LP

By:	ASP 2018 Direct Management LP, its General Partner

By:	ASP 2018 Direct Management LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET VENTURE/GROWTH FUND VI LP

By:	ASP VG Management VI LP, its General Partner

By:	ASP VG Management VI LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

17

EXHIBIT C

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D, including all amendments thereto, with respect to the common stock, par value $0.0001 per share, of Corvus Pharmaceuticals, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to the first such joint filing and may, as required, be included as an exhibit to subsequent amendments thereto.

Each of the undersigned agrees and acknowledges that each party hereto is (i) individually eligible to use such Schedule 13D and (ii) responsible for the timely filing of such Schedule 13D and any and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness and accuracy of the information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument. A facsimile, telecopy or other reproduction of this Joint Filing Agreement may be executed by one or more parties hereto, and an executed copy of this Joint Filing Agreement may be delivered by one or more parties hereto by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes as of the date hereof.

Dated: March 21, 2018

ADAMS STREET 2011 DIRECT FUND LP

By:	ASP 2011 Direct Management LP, its General Partner

By:	ASP 2011 Direct Management LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2012 DIRECT FUND LP

By:	ASP 2012 Direct Management LP, its General Partner

By:	ASP 2012 Direct Management LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2013 DIRECT FUND LP

By:	ASP 2013 Direct Management LP, its General Partner

By:	ASP 2013 Direct Management LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

18

ADAMS STREET 2014 DIRECT FUND LP

By:	ASP 2014 Direct Management LP, its General Partner

By:	ASP 2014 Direct Management LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2015 DIRECT VENTURE/GROWTH FUND LP

By:	ASP 2015 Direct Management LP, its General Partner

By:	ASP 2015 Direct Management LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2016 DIRECT VENTURE/GROWTH FUND LP

By:	ASP 2016 Direct Management LP, its General Partner

By:	ASP 2016 Direct Management LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2017 DIRECT VENTURE/GROWTH FUND LP

By:	ASP 2017 Direct Management LP, its General Partner

By:	ASP 2017 Direct Management LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2018 DIRECT VENTURE/GROWTH FUND LP

By:	ASP 2018 Direct Management LP, its General Partner

By:	ASP 2018 Direct Management LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

19

ADAMS STREET VENTURE/GROWTH FUND VI LP

By:	ASP VG Management VI LP, its General Partner

By:	ASP VG Management VI LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member
By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

20

SCHEDULE I

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	CITIZENSHIP
Thomas S. Bremner	Partner, Adams Street Partners, LLC	USA
Jeffrey T. Diehl	Partner, Adams Street Partners, LLC	USA
Elisha P. Gould	Partner, Adams Street Partners, LLC	USA
Robin Murray	Partner, Adams Street Partners, LLC	USA
Fred Wang	Partner, Adams Street Partners, LLC	USA
Michael R. Zappert	Partner, Adams Street Partners, LLC	USA

21